EXHIBIT 99

[inTEST Corporation News Release Letterhead]

inTEST CORPORATION ANNOUNCES THIRD QUARTER RESULTS
AND RECORD QUARTERLY NET REVENUES AND BOOKINGS

CHERRY HILL, NEW JERSEY - October 18, 2000... inTEST Corporation (NASDAQ:INTT) today announced third quarter results. Net earnings for the quarter ended September 30, 2000 were $2.6 million or $.31 per diluted share compared with $1.8 million or $.21 per diluted share for the comparable period in 1999. Included in the results for the third quarter were $415,000 in expenses related to the write-off of deferred offering costs associated with the offering of common shares that was cancelled by the Company in early September 2000. Net earnings for the quarter ended September 30, 2000 adjusted to eliminate the non-recurring write-off of deferred offering costs were $.34 per diluted share. The following is summary financial information for the periods ended September 30, 2000 and 1999:

                                                      Three Months Ended   Nine Months Ended
                                                       9/30/00   9/30/99   9/30/00   9/30/99
                                                       (in thousands, except per share data)

Net revenues                                           $24,491   $15,237   $66,061   $34,276
Gross margin                                            11,261     7,615    31,742    16,681
Operating income                                         4,004     2,595    10,372     3,622
Net earnings                                             2,634     1,768     5,906     2,401

Net earnings per common share - basic                    $0.32     $0.22     $0.72     $0.30
Weighted average common shares outstanding - basic       8,232     8,081     8,187     8,072

Net earnings per common share - diluted                  $0.31     $0.21     $0.70     $0.29
Weighted average common shares outstanding - diluted     8,476     8,260     8,485     8,254

inTEST's net revenues for the quarter ended September 30, 2000 were a record $24.5 million compared to $21.3 million for the quarter ended June 30, 2000, an increase of $3.2 million or 15%. In addition, inTEST had record bookings (orders for its products) of $26.4 million for the quarter ended September 30, 2000 compared with $25.3 million for the quarter ended June 30, 2000, an increase of $1.1 million or 4%.

Robert E. Matthiessen, President and CEO said, "Our business has continued to exhibit sequential quarterly growth in both bookings and sales in the third quarter, and bookings continue to be strong in the beginning of the fourth quarter. We moved into our new facility in Cherry Hill over the Columbus Day weekend and manufacturing operations began within several days, although we lost about a week's production. The 120,000 square foot facility has tripled our manufacturing area and more than doubled the area available for engineering and product development. We are presently in negotiations for a new facility in Sharon, MA, for the Temptronic product line as it has outgrown its present facility in Newton, MA. We anticipate that Temptronic will move into its new facility at the end of the first quarter of 2001. During the fourth quarter of 2000, we will allocate a significant portion of our production capacity at Temptronic and here in Cherry Hill to the manufacture of several new prototype products which have been in development and for which we expect sales in the first quarter of 2001."

Hugh T. Regan, Jr., Treasurer and CFO said, "Net revenues for the fourth quarter of 2000 are expected to be in the range of $22.0 to $23.0 million. The decline in net revenues from the third quarter is attributable to a number of factors including the significant increase in the manufacturing capacity we will allocate in the fourth quarter to new product development as certain projects approach production readiness, the postponement of some delivery dates by one customer and production down time at our Cherry Hill plant due to the recent move. As a result, diluted earnings per common share for the fourth quarter, based upon 8.5 million shares outstanding, is expected to be approximately $.23 to $.25 per share. We anticipate that bookings for our products will continue to increase during the fourth quarter of 2000 and will be approximately $27.0 to $29.0 million. As a result of this booking activity and our backlog of orders at September 30, 2000 of $21.2 million, we expect net revenues of $26.0 to $27.0 million in the first quarter of 2001."

inTEST Corporation is a leading independent designer, manufacturer and marketer of interface solutions and temperature management products that semiconductor manufacturers use in conjunction with automatic test equipment in the testing of integrated circuits. Headquartered in Cherry Hill, New Jersey, inTEST has manufacturing facilities in New Jersey, Massachusetts, California, the UK and Singapore and design, sales, service and support offices in New Jersey, Massachusetts, California, the UK, Japan, Singapore, and Germany. Design, sales, service and support is also provided by inTEST personnel located in Arizona and Texas.

The statements by Messrs. Matthiessen and Regan are forward-looking statements that are based upon management's current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. In addition to the factors discussed above, such risks and uncertainties include, but are not limited to, changes in business conditions and the economy, generally; a decline in the demand for integrated circuits; changes in rates of, and timing of, capital expenditures by semiconductor manufacturers; progress of product development programs; increases in raw material and fabrication costs associated with our products; costs associated with, and progress in, the integration of acquired operations; and other risk factors set forth from time to time in our SEC filings including, but not limited to, our report on Form 10-Q for the quarter ended June 30, 2000.

As previously announced, there will be a conference call hosted by management on Wednesday, October 18, 2000 at 9:00 a.m. EST. This call will be broadcast live on the Internet and can be accessed through www.vcall.com. It is recommended that participants register at least 10 minutes prior to the broadcast. The call will be archived for 30 days.

SELECTED FINANCIAL DATA
(in thousands, except per share data)

Consolidated Statement of Earnings Data:

                                                            Three Months       Nine Months
                                                                Ended             Ended
                                                            September 30,     September 30,
                                                            2000     1999     2000     1999

Net revenues                                              $24,491  $15,237  $66,061  $34,276
Gross margin                                               11,261    7,615   31,742   16,681
Operating expenses:
Selling expense                                             3,252    2,263    8,279    5,674
Engineering and product development expense                 1,591    1,243    4,662    3,495
General and administrative expense                          1,999    1,514    5,342    3,890
Write-off of deferred offering costs                          415        -      415        -
Merger-related costs                                            -        -    2,672        -
Operating income                                            4,004    2,595   10,372    3,622
Other income                                                  182       74      445      162
Income tax expense                                          1,552      901    4,911    1,383
Net earnings                                                2,634    1,768    5,906    2,401

Net earnings per common share - basic                       $0.32    $0.22    $0.72    $0.30
Weighted average common shares outstanding - basic          8,232    8,081    8,187    8,072

Net earnings per common share - diluted                     $0.31    $0.21    $0.70    $0.29
Weighted average common shares outstanding - diluted        8,476    8,260    8,485    8,254

Consolidated Balance Sheet Data:

                                                                    As of:
                                                             9/30/00     12/31/99

Cash and cash equivalents                                    $ 7,245      $12,047
Trade accounts and notes receivable                           18,095       10,020
Inventories                                                   10,978        7,972
Total current assets                                          38,272       32,208
Net machinery and equipment                                    5,019        2,697
Total assets                                                  50,096       43,015
Accounts payable                                               5,372        5,195
Accrued expenses                                               3,809        3,011
Total current liabilities                                     12,587       11,424
Long-term debt, net of current portion                             -          133
Total stockholders' equity                                    37,509       31,458